

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 30, 2009

Via Facsimile and U.S. Mail

Mr. Robert L. Kanode
Chief Executive Officer
Valence Technology, Inc.
12303 Technology Blvd, Suite 950
Austin, TX   78727

> **Re: Valence Technology, Inc.**
> **Form 10-K for fiscal year ended March 31, 2009**
> **Filed June 5, 2009**
> **File No. 0-20028**

Dear Mr. Kanode:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended March 31, 2009

Item 1. Business, page 4

Sales and Marketing, page 9

1.   We note your disclosure on page 9 that sales to Segway, Inc. represented 46%, 55% and 60% of your total revenues in fiscal years 2009, 2008 and 2007, respectively. Tell us whether you have a written agreement with Segway, and, if applicable, describe the material terms of the agreement in your response and in your future filings. Also, if applicable, tell us why you have not filed the agreement with Segway as an exhibit to your filing pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements, page 39

Report of Independent Registered Public Accounting Firm, page 40

2.   Please have your auditor revise its audit opinion in future filings to remove the reference to the March 31, 2007 consolidated balance sheets since these balance sheets are not included in the filing.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Mary Beth Breslin, Legal Reviewer, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant